Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Director Shareholding
Released	09:16 01-Apr-05
Number	4610K

RNS Number:4610K
Wolseley PLC
01 April 2005

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr C A Banks, Group Chief Executive, has today increased his shareholding in the Company by 34,874 ordinary shares. He has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme:

Director's	No. of options	Exercise price per	Total no. of	Date of
Name	exercised	share (in pence)	shares acquired	acquisition

Mr C. A. Banks	15,185	397.00	34,874	01.04.2005
	19,689	349.75

Mr Banks has retained all of the shares issued to him and now holds a total of 183,485 ordinary shares of 25p each in the capital of the Company in his own name.

For further details:

Wolseley plc        0118 929 8700

M J White, Group Company Secretary & Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END